Placer Del Mar, Ltd.
                           302 Washington Street #351
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                               February 22, 2007

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: November 29, 2006

Dear Ms. Howell,

Per your comment letter dated January 30, 2007, we submit the following as a part of the eighth amendment to our registration statement on Form SB-2.

GENERAL

1. In 2006, our attorney for securities matters, Dennis Johnston, asked another attorney, Warren Soloski, to contact the Securities and Exchange Commission regarding the status of our pending SB-2 registration. We learned this request by Mr. Johnston for assistance from Mr. Soloski was because Mr. Johnston's was out of his office for several weeks. During that time, we had left messages for Mr. Johnston to contact the SEC on our behalf. We did not retain Mr. Soloski for any legal assistance, we did not retain him to contact the SEC, he has not represented us in our SEC filings, he has not provided any other legal services to us, he has not been involved with the preparation of our registration statement, and he has no affiliation with our company. We have provided the detail of this in our filing and the detail we are aware of concerning Mr. Soloski's SEC legal proceedings.

DESCRIPTION OF BUSINESS

2.   We have stated the $50 fee has been paid in the filing.

3. We have updated the cash balance. In the Plan of Operations, we have disclosed our director has loaned the company $3,000 in January 2007 and $5,000 in February.

4. We have disclosed our director has begun loaning funds to the company in order to proceed with our exploration and pay for operating expenses. The company is proceeding with its exploration. As now disclosed in our filing, our director has made a written agreement with us stating his commitment to provide us such funding. In addition, as part of the funding agreement, he has agreed to allow the company to accrue his $500 per month fees as a company liability and will defer collection for the next twelve months.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-12

5.   Our independent auditor has revised the opinion as requested.

GENERAL

6. We have provided a current consent letter and updated the financial statements through December 31, 2006.

Sincerely,


/s/ Humberto Bravo
---------------------------
Humberto Bravo
President & Director

                               DENNIS H. JOHNSTON
                         A Professional Law Corporation
                      9422 Canfield Dr. La Habra, CA 90631
                            Telephone (562) 694-5092
                               Fax (562) 694-0412
                             dhjohston@earthlink.net

February 15, 2007

Dear Ms. Howell:

In regards to an SB-2 filing, you have commented several times regarding Mr. Warren Soloski's involvement with my client, Placer Del Mar, Ltd. I am the attorney of record for this filing. I am a sole practioner, and from time to time, while I am out of the office or on vacation, I have asked Mr. Soloski to cover my office. While Mr. Soloski was covering my office, my client, Placer Del Mar, Ltd., called my office to request my assistance in contacting the SEC regarding when reviewer comments might be forthcoming. Mr. Soloski has not been involved with any aspect of the Placer Del Mar, Ltd. filing, other than to make a telephone call to the SEC for that client at my request.

Yours truly,


/s/ Dennis H. Johnston
---------------------------
Dennis H. Johnston